25003288

'ES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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JUL 31 2025
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SEC FILE NUMBER
8-50270

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 05/01/24 (MM/DD/YY) AND ENDING 04/30/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ferghana Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

420 Lexington Aveune, Suite 1402
(No. and Street)

New York	NY	10170
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William J. Kridel Jr.	212-986-7900	kridel@ferghanapartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 AVENUE OF THE STARS #800	CENTURY CITY	CA	90067
(Address)	(City)	(State)	(Zip Code)

SEPTEMBER 15, 2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Kridel Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ferghana Securities, Inc., as of 4/30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CARMEN HESLOP
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01HE6191607
Qualified in QUEENS County
Commission Expires 10/25/2028

Signature: William J Kridel Jr

Title:
President

Carmen Heslop 06/23/2025
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Ferghana Securities, Inc.
Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended April 30, 2025

FERGHANA SECURITIES, INC.

TABLE OF CONTENTS

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholder of Ferghana Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ferghana Securities, Inc. (the "Company") as of April 30, 2025, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA
We have served as the Company's auditor since 2022.
Century City, California
July 18, 2025

FERGHANA SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2025

ASSETS

Cash	$ 76,721	
Due from Parent	699,249	
TOTAL ASSETS		$775,970

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable & Accrued expenses	$723	
TOTAL LIABILITIES		$723
STOCKHOLDER'S EQUITY:		
Common stock $1 par value; authorized 1,000 shares; 1 share issued and outstanding	1	
Additional paid in capital	13,950	
Retained earnings	761,296	
TOTAL STOCKHOLDER'S EQUITY		$775,247
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$775,970

See Accompanying Notes to Financial Statements

FERGHANA SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED APRIL 30, 2025

REVENUES:		
Fee income	$782,282	
Interest income	2	
TOTAL REVENUES		$782,284
EXPENSES:		
Salaries, including benefits	312,000	
Rent	24,000	
Professional fees	157,127	
Office	26,871	
Communications and other administrative expense	36,000	
Regulatory charges and fees	7,187	
TOTAL EXPENSES		563,185
INCOME BEFORE INCOME TAXES		219,099
INCOME TAX PROVISION		0
NET INCOME		$219,099

See Accompanying Notes to Financial Statements

FERGHANA SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED APRIL 30, 2025

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Balance - Beginning of year	$ 1	$ 13,950	$ 542,197	$ 556,148
Net income	0	0	219,099	219,099
Balance - End of year	$ 1	$ 13,950	$ 761,296	$ 775,247

See Accompanying Notes to Financial Statements

FERGHANA SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED APRIL 30, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$219,099
Adjustments to reconcile net income to net cash used in operating activities:	
(Increase) Decrease in Assets:	
Due from Parent	(245,954)
Accounts receivable	5,000
Increase (Decrease) in liabilities:	
Accounts payable and accrued expenses	723
NET CASH USED IN OPERATING ACTIVITIES	(21,132)
CASH FLOWS FROM FINANCING ACTIVITIES:	0
CASH FLOWS FROM INVESTING ACTIVITIES:	0
DECREASE IN CASH	(21,132)
CASH - BEGINNING OF YEAR	97,853
CASH - END OF YEAR	$ 76,721
SUPPLEMENTAL DISCLOSURES:	
CASH PAID DURING THE YEAR FOR:	
Income taxes	$ 0
Interest	$ 0

See Accompanying Notes to Financial Statement

1. ORGANIZATION:

Ferghana Securities, Inc. (the "Company"), was formed in Delaware on April 22, 1997. The Company's main office is located in New York, NY. It is a wholly owned subsidiary of Ferghana Partners Inc. ("Parent"). The Company is a Broker Dealer registered with the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC") and the Securities Exchange Commission ("SEC").

The Company provides investment banking services to the global Healthcare and Chemicals Sectors for equity and debt offering transactions.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION:

The presentation of financial statements in conformity with generally accepted accounting principles ("GAAP") in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

USE OF ESTIMATES:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

2. SIGNIFICANT ACCOUNTING POLICIES - (continued)

INCOME TAXES:

The Company accounts for its income taxes in accordance with ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements. The recording of the deferred tax items referred to above is conditioned upon the Company's judgement that realization is at least 50% probable.

SUBSEQUENT EVENTS:

The Company has reviewed transactions and events from its year-end April 30, 2025 through the date the financial statements were available to be issued for matters which require recording and/or disclosure in the financial statements. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

3. ACCOUNTS RECEIVABLE:

Accounts receivable represent amounts receivable by the Company from various clients for investment banking services. On a periodic basis, management evaluates its receivables and determines whether to provide an allowance or if any accounts should be written off based on experience and current conditions. For the year ended April 30, 2025, accounts receivable totaled $0. No allowance for uncollectible accounts receivable was required as of April 30, 2025.

4. REVENUE RECOGNITION:

The Company earns investment banking services fees under private placement contracts for equity and debt offerings conducted by the Company's clients.

Retainer fees are billed on a periodic basis for engagement services performed in accordance with the contractual agreement. Revenue is recognized in the period billed and nonrefundable, reflecting the Company's completion of its related performance obligations. Retainer fees totaled $490,950 of the aggregate Fee income balance reported on the Statement of Income for the year ending April 30, 2025.

The Company has two open engagement letters as of April 30, 2025.

4. **REVENUE RECONGNITION - (continued)**

Success fees are billed upon completion of the engagement in accordance with the contractual agreement, typically the closing of the underlying client offering transaction. At this point, the parties have been identified, the revenue amount is known or is determinable, and the Company's performance obligations have been completed in accordance with the client agreement terms. The Company earned a success fee of $285,332 which is included in the Fee Income balance reported on the Statement of Income for the year ended April 30, 2025.

In all cases, revenue recognition is subject to collection being probable. Reimbursable out of pocket expenses are recorded as incurred. Transaction-related costs are recorded as expenses in the same reporting period as the associated revenue, when the actual costs are known or estimable. Transaction-related costs are expensed in the case that client engagements are terminated for other reasons.

5. **RELATED PARTY TRANSACTIONS**

The Company entered into an expense sharing agreement with its Parent, which is cancelable with reasonable notice. This agreement is not subject to ASC 842. The Company records shared expenses monthly as billed.

The Company and Parent share personnel, administrative, general overhead and office space costs. All costs incurred for such shared expenses are paid by the Parent and reimbursed by the Company in accordance with an Office and Administrative Services Agreement. For the year ended April 30, 2025, these expenses amounted to $540,000 of which $0 was payable as of April 30, 2025 and are offset against the Due From Parent receivable.

The Company has a receivable Due from Parent of $699,249 as of April 30, 2025. The receivable is non-interest bearing. Repayment terms are unwritten and subject to the Parent's determination.

It is possible that the terms of certain of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

6. SEGMENT REPORTING

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the company is considered to be a single reportable segment. The Chief Operating Decision Maker ("CODM"), the President of the Company, makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies.

7. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts in the United States are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At April 30, 2025, the Company's account did not exceed FDIC insured limits

8. INCOME TAXES:

The Company and its Parent file consolidated Federal, state and city income tax returns. The Company calculates Federal, state and local income taxes as if the Company filed on a separate and stand-alone return basis and the amounts of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current taxes payable or refundable is recognized as of the date of the financial statements utilizing current enacted tax laws and rates.

The consolidated tax return for the current year and the last three years are subject to examination by the Internal Revenue Service and the State of New York. Management believes it is no longer subject to income tax examinations for the years prior to April 30, 2021.

The provision for income tax is composed of the following:

	Current	NOL Utilized	Total
Federal	46,011	(46,011)	0
State	14,241	(14,241)	0
City	8,764	(8,764)	0

The Company has available at April 30, 2025, unused net operating loss carry forwards, which may be applied against future taxable income (the NOL carryforwards begin to expire beginning 2038), totaling in a net deferred tax asset of $38,529, $5,403 and $4,582 for Federal, State and City respectively, that may be carried forward. A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

9. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities Exchange Act of 1934's (SEA") Uniform Net Capital Rule 15c3-1, which requires maintenance of minimum net capital, of the greater of $5,000 or 6 2/3% of its aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At April 30, 2025 the Company had net capital of $75,998 and aggregate indebtedness of $723. The net capital ratio was 0.01 to 1 or 0% compared to a maximum allowable percentage of 1500%. Net capital exceeded requirements by $70,998.

10. **NEW ACCOUNTING AND AUTHORIATIVE GUIDANCE:**

The FASB has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financials statements in accordance with GAAP in the United States. New accounting pronouncement are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending April 30, 2025 various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statement. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

11. **COMMITMENT AND CONTINGENCIES:**

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at April 30, 2025, or during the year then ended.

FERGHANA SECURITIES, INC.

SUPPLEMENTARY INFORMATION

APRIL 30, 2025

FERGHANA SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

PURSUANT TO SEC RULE 15C3-1

APRIL 30, 2025

NET CAPITAL:	
Stockholder's equity	$ 775,247
Deductions and charges:	
Non-allowable assets	699,249
NET CAPITAL BEFORE HAIRCUTS	75,998
Haircuts	0
NET CAPITAL	$ 75,998
AGGREGATE INDEBTEDNESS:	
Accounts Payable and accrued expenses	$ 723
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 5,000
Excess net capital	$ 70,998
Ratio: Aggregate indebtedness to net capital	0.01 to 1

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's most recently filed unaudited Form X-17A-5 Part IIA dated April 30, 2025.

See Report of Independent Registered Public Accounting Firm

FERGHANA SECURITIES, INC.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEA RULE 15C3-3

APRIL 30, 2025

The Company qualifies for the exemption from the requirements of SEA Rule 15c3-3 under the non-covered firm provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 ("Non-Covered Firm") because the Company's business activities are limited to investment banking services to the global Healthcare and Chemical Sectors for equity and debt transactions. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defies in Rule 15c3-3) throughout the most recent fiscal year without exception.

See Report of Independent Registered Public Accounting Firm

Ferghana Securities, Inc.
Report of Exemption Provisions
Pursuant to 17 C.F.R § 15c3-3(k)
For the Year Ended April 30, 2025

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholder of Ferghana Securities, Inc.:

We have reviewed management's statements included in the accompanying Exemption Report, in which (1) Ferghana Securities, Inc. does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) Ferghana Securities, Inc.'s business activities include investment banking services to the global Healthcare and Chemical Sectors for equity and debt transactions and is in compliance with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") and the Company did not identify any exceptions to this assertion throughout the year ended April 30, 2025. Ferghana Securities, Inc.'s management is responsible for compliance with the exemption provisions, the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ferghana Securities, Inc.'s compliance with the exemption provisions and the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision of Footnote 74.

DCPA

DCPA

Century City, California
July 18, 2025

Ferghana Securities, Inc.

Annual Exemption Report

Year Ended April 30, 2025

Ferghana Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company has filed an exemption report because the Company had no obligations under 17 C.F.R. §240.15c3-3.

(2) The Company claims and qualifies for exemption from the requirements of SEA Rule 15c3-3 under the non-covered firm provisions of Footnote 74 of the SEA Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 ("Non-Covered Firm") because the Company's business activities are limited to investment banking services to the global Healthcare and Chemical Sectors for equity and debt transactions. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PBA accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Ferghana Securities, Inc.

I, William J. Kridel, Jr., swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: William J Kridel Jr

Title: Chief Financial Officer and Chief Compliance Officer